SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                                SCHEDULE 13D
                               (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. 11)

                              MGM GRAND, INC.
                             ----------------
                             (Name of Issuer)

                   Common Stock, $.01 par value per share
                   --------------------------------------
                       (Title of Class of Securities)

                               552953 10 1
                             --------------
                             (CUSIP Number)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                         150 Rodeo Drive, Suite 250
                      Beverly Hills, California 90212
                              (310) 271-0638
              -------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 10, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of This Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( )

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




 CUSIP No.  552953 10 1           13D
 ---------------------------------------------------------------------------
 (1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Tracinda Corporation
 ---------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  (X)
                                                         (b)  ( )
 ---------------------------------------------------------------------------
 (3)  SEC USE ONLY

 ---------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS

      N/A
 ---------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                              ( )
 ---------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
 ---------------------------------------------------------------------------
                                    : (7)  SOLE VOTING POWER
                                    :      34,110,716 shares
                                    :---------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      -0- shares
  PERSON WITH                       :---------------------------------------
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      34,110,716 shares
                                    :---------------------------------------
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      -0- shares
 ---------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,110,716 shares
 ---------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                             ( )
 ---------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      54.9%
 ---------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON
      CO
 ---------------------------------------------------------------------------



 CUSIP No.  552953 10 1           13D
 ---------------------------------------------------------------------------
 (1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kirk Kerkorian
 ---------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  (X)
                                                          (b)  ( )
 ---------------------------------------------------------------------------
 (3)  SEC USE ONLY

 ---------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS

      N/A
 ---------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                            ( )
 ---------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
 ---------------------------------------------------------------------------
                                    : (7)  SOLE VOTING POWER
                                    :      38,005,122 shares
                                    :---------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      -0- shares
  PERSON WITH                       :---------------------------------------
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      38,005,122 shares
                                    :---------------------------------------
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      -0- shares
 ---------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      38,005,122 shares
 ---------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                            ( )
 ---------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      61.2%
 ---------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON
      IN
 ---------------------------------------------------------------------------



           This Amendment No. 11 amends and supplements the Statement on
 Schedule 13D filed on August 20, 1991, as amended on June 8, 1992, on October 16, 1992, on February 22, 1994, on March 11, 1994, on November 20, 1995, on January 24, 1997, on September 25, 1997, on August 3, 1998, on August 21, 1998, and on September 1, 1998 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of MGM Grand, Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), and Mr. Kirk Kerkorian. Capitalized terms used herein and not otherwise defined in this Amendment shall have the meaning set forth in the Schedule 13D.

 1. Item 4, "Purpose of Transaction"; Item 5, "Interest in Securities of the Issuer"; and Item 6, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the
      Schedule 13D are hereby amended to add the following information:

      Mr. Kirk Kerkorian has requested the Company to register for sale by him up to 3,894,406 shares of Common Stock which he owns directly. The potential sale of such shares will be made only pursuant to a prospectus included in a registration statement declared effective by the Securities and Exchange Commission and only after completion of the Company's tender offer, announced today, to purchase up to 6,000,000 shares of its Common Stock. Any such sale will be made either in the open market or through privately negotiated transactions, as market conditions warrant. Neither Tracinda nor Mr. Kerkorian intend to participate in the Company's tender offer.

      Currently, Tracinda and Mr. Kerkorian beneficially own an aggregate of 38,005,122 shares of Common Stock, or approximately 61.2% of the 62,079,476 outstanding shares as of May 11, 1999, as to which Mr. Kerkorian has sole voting and dispositive power. Tracinda has sole voting and dispositive power with respect to 34,110,716 of these shares. Assuming the repurchase of 6,000,000 shares of Common Stock by the Company and the public sale by Mr. Kerkorian of his directly owned shares, Tracinda and Mr. Kerkorian would beneficially own an aggregate of 34,110,716 shares of Common Stock, or approximately 60.8% of the 56,079,476 shares of Common Stock which would be outstanding after giving effect to the tender offer. Assuming the repurchase of 6,000,000 shares by the Company and no public sale by Mr. Kerkorian of his shares, Tracinda and Mr. Kerkorian would beneficially own approximately 67.8% of the outstanding number of shares after the tender offer.

 2. Item 7 of the Schedule 13D is hereby amended to add the following information:

      Exhibit A:  Power of Attorney.

 3. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule 13D.



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  June 11, 1999

                               TRACINDA CORPORATION


                               By: /s/  Anthony L. Mandekic
                                  --------------------------------
                                  Name:   Anthony L. Mandekic
                                  Title:  Secretary/Treasurer


                               KIRK KERKORIAN


                               By: /s/  Anthony L. Mandekic
                                  -------------------------------
                                  Name:   Anthony L. Mandekic
                                  Title:  Attorney-in-Fact